Exhibit 99.2

Cuprina Holdings (Cayman) Limited Announces Closing of Initial Public Offering

SINGAPORE, April 11, 2025 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“CUPR” or “the Company”), a biomedical and biotechnology company dedicated to the development and commercialization of products for the management of chronic wounds as well as cosmeceuticals for the health and beauty sector, today announced the closing of its previously announced initial public offering of an aggregate 3,000,000 Class A Ordinary Shares (“the Offering”) at a price of $4.00 per share (“the Offering Price”) to the public, for a total of $12.0 million of gross proceeds to the Company, before deducting underwriting discounts and offering expenses.

The Company intends to use net proceeds from the Offering for expansion into new markets, R&D activities to expand its product portfolio, research and development activities, building brand awareness, investment in equipment and infrastructure, and working capital and general corporate purposes.

The shares began trading on the NASDAQ Stock Market LLC on April 10, 2025, under the symbol “CUPR”.

R. F. Lafferty & Co., Inc. (“R. F. Lafferty”), acted as the sole book-running manager for the Offering. Loeb & Loeb LLP, Lee & Lee, Harney Westwood & Riegels Singapore LLP are acting as U.S., Singapore and Cayman Islands legal counsels to the Company, respectively, and Winston & Strawn LLP is acting as U.S. legal counsel to R. F. Lafferty for the Offering.

“We are gratified to close this Offering,” said Cuprina chief executive David Quek. “Our chronic wound care products, we believe, are poised to gain escalating market acceptance due primarily to the steadily aging global population and concurrent rise in diabetes, obesity, cardiovascular ailments and peripheral vascular diseases, all of which are associated with chronic wounds.

“Our mission is to treat these wounds with sustainable, nature-derived raw materials containing bioactives widely demonstrated in clinical studies to achieve superior clinical outcomes and reduce costs of care compared to most traditional treatment modalities.”

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-283643), as amended, previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement. Copies of the final prospectus related to the Offering may be obtained, when available, from R. F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005; (212) 293-9090, or by email at offerings@rflafferty.com. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https:// www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com